Exhibit 99.14

CONSENT OF TOMMASO ROBERTO RAPONI

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project NI 43-101 Technical Report and Prefeasibility Study British Columbia, Canada” dated July 22, 2021, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission, of Skeena Resources Limited for the year ended December 31, 2021.

Date: March 31, 2022

Date: March 31, 2022	/s/ Tommaso Roberto Raponi
Name: Tommaso Roberto Raponi, P.Eng. Title: Principal Metallurgist Ausenco Engineering Canada Inc.